PUBLIC

21002699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2021
Washington DC 413

QMB APPROVAL	
QMB Number.	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** (MM/DD/YY) AND ENDING **DECEMBER 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **AXCESSNET, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICAL USE ONLY
FIRM ID. NO.

192 PARTRIDGE LANE
(No. and Street)

CONCORD	**MA**	**01742-2651**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EYAL SHAVIT **978-314-2800**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEROME DAVIES, CPA, P.C.
(Name - *if individual, state last, first, middle name*)

3605 SANDY PLAINS ROAD, STE 240-480, MARIETTA	**GA**	**30066**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, EYAL SHAVIT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or AXCESSNET, LLC, as of DECEMBER 31, 2020 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL A. MCGARIGLE
Notary Public, Commonwealth of Massachusetts
My Commission Expires September 14, 2023
Middlesex County

Signature

PRESIDENT
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXCESSNET, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020

And Report of Independent Registered Public Accounting Firm

JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
AxcessNet, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AxcessNet, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, LLC in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jerome Davies, CPA, P.C.

We have served as the Company's auditor since 2020.

Marietta, GA

February 3, 2021

AXCESSNET, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$ 34,436
Prepaid expenses	1,864
Total assets	$ 36,300

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses and other liabilites	$ 8,700
Paycheck Protection Program loan	29,355
Total liabilities	38,055
Members' equity	(1,755)
Total liabilities and members' equity	$ 36,300

The accompanying notes are an integral part of the financial statements

(1) NATURE OF BUSINESS AND ORGANIZATION

Nature of Business:

AxcessNet, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides strategic consulting and advisory services to its clients and facilitates them in procuring introductions and relationships for private placements of securities, business combinations, mergers or acquisitions, and other financing transactions. The Company's clients include domestic and foreign companies, with a concentration in Israeli companies in the information technology industry.

Organization:

The Company is organized as a limited liability company (LLC) in the state of Massachusetts. The terms of the LLC operating agreement limit the members' liability for losses, debt and other obligations to their equity contributions. The members may be liable to the Company to the extent of previous distributions made to them in the event that the Company does not have sufficient assets to discharge its liabilities. The Company does not have a formal termination date, although there are events described in the operating agreement that would cause immediate dissolution.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:

At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Accounts Receivable:

Accounts receivable are recorded at cost less an allowance for expected credit losses. The Company develops its estimate of credit losses on accounts receivable by considering all available information (past, current, and future) relevant to assessing the collectability of cash flows.

The Company had no receivables on December 31, 2020.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition:

The Company recognizes revenue from contracts with customers in accordance with FASB Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606"). The underlying principle of ASC 606 is that a business will recognize revenue upon satisfaction of performance obligations, that is, the transfer of promised goods or services to customers in an amount that reflects what the Company expects to receive in exchange for the goods or services.

As a provider of services, the Company's performance obligations are promises in its contracts to perform a distinct service or services for its clients. A contract exists when it becomes a legally enforceable agreement. Each contract will define each party's rights, the payment terms and other contractual terms and conditions for the services to be provided. The performance obligations promised in a contract are identified based on the services to be performed that are both capable of being distinct and are distinct in the context of the contract. The transaction price is determined based on the consideration to which the Company will be entitled to receive in exchange for completion of services to the client according to the contract.

Success fees, consulting and advisory fees are generally recognized upon the successful completion of private placements of securities, mergers, acquisitions or other financing transactions. Consideration is typically received within approximately 30 days from the time of the transaction's closing. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Federal and State Income Taxes:

The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their share of the Company's net income on their individual income tax returns. Therefore, no provision for income taxes is reflected in these financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Massachusetts.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", Rule 15c3-1 of the Securities and Exchange Commission (SEC). This rule requires the Company to maintain "net capital" of at least $5,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, 2020, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

Aggregate indebtedness	$ 8,700
Net capital	$ 25,736
Ratio of aggregate indebtedness to net capital	.338 to 1

(4) RELATED PARTY TRANSACTIONS

The Company has a verbal management agreement with a related party, AxcessNet Corporation to which management consulting fees were paid during 2020 in the amount of $45,000 and are reported in the Statement of Operations as Management services. The managing member of AxcessNet, LLC is the sole owner of AxcessNet Corporation. There are no amounts payable to or receivable from related parties as of December 31, 2020.

The Company and AxcessNet Corporation are under common control and the existence of that control could result in operating results or financial position of the Company being significantly different from those that would have been obtained if the entities were autonomous.

(5) PAYCHECK PROTECTION PROGRAM LOAN

In May of 2020, the Company received a loan in the amount of $29,355 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan may be forgiven to the extent that proceeds are used for eligible expenditures described in the CARES Act. The Company has spent 100% of loan proceeds to pay eligible expenses. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 10 months from the last date of the covered period. The loan may be repaid at any time with no prepayment penalty.

(6) NET OPERATING LOSS

As shown in the accompanying financial statements, the Company has incurred an operating loss for the year ended December 31, 2020. Management will continue to monitor operating expenses for opportunities to reduce expenses where possible. In the event the operating losses persist or recur, the Members have the resources and intend to continue funding operations via capital contributions as needed to ensure continued operations and compliance with regulatory capital requirements for one year after the date these financial statements were issued (at a minimum).

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events from the date of the Statement of Financial Condition through the date these financial statements were issued.